                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


For the Fiscal Year Ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


For the transition period from ______________ to _______________

                                   ----------

                         Commission file number 1-16455


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   Reliant Resources, Inc. Union Savings Plan
                                  P.O. Box 148
                             Houston, TX 77001-0148


B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Reliant Resources, Inc.
                              1111 Louisiana Street
                                Houston, TX 77002

RELIANT RESOURCES, INC. UNION SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Plan Benefits as of December 31,
      2002 ..............................................................     2

   Statement of Changes in Net Assets Available for Plan Benefits for the
      Period Beginning January 1, 2002 (date of inception) through
      December 31, 2002 .................................................     3

   Notes to Financial Statements ........................................     4

SUPPLEMENTAL SCHEDULE:

   Schedule H, line 4(i) - Schedule of Assets (Held at End of Year),
      December 31, 2002 .................................................     7

   The following schedules required by the Department of Labor's regulations are omitted due to the absence of the conditions under which they are required:

   Schedule of Reportable Transactions

   Schedule of Nonexempt Transactions

   Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

   Schedule of Leases in Default or Classified as Uncollectible

   Schedule of Assets Acquired and Disposed of Within the Plan Year

EXHIBITS:

   Independent Auditors' Consent - Deloitte & Touche LLP  (Exhibit 23.1)

   Section 906 Certification of James A. Ajello  (Exhibit 99.1)

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants in the
   Reliant Resources, Inc. Union Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Reliant Resources, Inc. Union Savings Plan (the "Plan") as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the period beginning January 1, 2002 (date of inception) through December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, and the changes in net assets available for plan benefits for the period beginning January 1, 2002 (date of inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Houston, Texas
June 27, 2003

RELIANT RESOURCES, INC. UNION SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------


ASSETS:
  Investments, at fair value                                     $19,945,069
  Participant Loans                                                  590,443
  Contributions Receivable-Employer                                  150,275
  Contributions Receivable-Employee                                   72,735
                                                                 -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                           $20,758,522
                                                                 ===========


See notes to financial statements.

RELIANT RESOURCES, INC. UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE PERIOD BEGINNING JANUARY 1, 2002 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2002
--------------------------------------------------------------------------------


ADDITIONS:
   Contributions:
     Employer                                               $  1,783,115
     Participant                                               5,764,577
   Investment Income (Loss):
     Interest                                                     18,469
     Dividends                                                   389,081
     Realized and unrealized losses, net                      (2,285,285)
   Assets transferred in                                      15,592,860
                                                            ------------

                        Total additions                       21,262,817

DEDUCTIONS:
   Benefits paid to participants                                 466,811
   Administrative expenses                                        33,813
   Assets transferred out                                          3,671
                                                            ------------

                        Total deductions                         504,295
                                                            ------------

NET INCREASE                                                  20,758,522

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  BEGINNING OF PERIOD                                                 --
                                                            ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  END OF PERIOD                                             $ 20,758,522
                                                            ============


See notes to financial statements.

RELIANT RESOURCES, INC. UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      GENERAL - The Reliant Resources, Inc. Union Savings Plan (the "Plan"), became effective January 1, 2002. The Plan is a defined contribution plan sponsored by Reliant Resources, Inc. (the "Company") covering substantially all of the eligible union employees of the Company or an affiliate of the Company (excluding bargaining employees of Orion Power Holdings, Inc. and its subsidiaries) that has adopted the Plan, and whose employment is covered by a collective bargaining agreement. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      ELIGIBILITY - Under the provisions of the Plan, represented employees are eligible to participate in the Plan if provided in the terms of their respective collective bargaining agreements.

      CONTRIBUTIONS - Under the provisions of the Plan, union participants from the International Brotherhood of Electrical Workers, AFL-CIO, Locals 47, 66, 327, 459 and 777 may elect to contribute on a pre-tax and/or after-tax basis as permitted under the terms of their respective collective bargaining agreements. The annual eligible compensation limit for 2002 was $200,000. Beginning July 1, 2002, active participants who are, or will be, age 50 or older during a calendar year are eligible to make additional pre-tax contributions ("Catch-Up Contributions") to the Plan for that year in excess of the annual pre-tax contribution limit up to a maximum amount permitted by the Internal Revenue Code (the "Code"). The total amount of participant pre-tax contributions was limited to $11,000 in 2002. For 2002, the maximum Catch-Up Contribution amount was $1,000. The Company makes matching contributions in accordance with the terms of the participants' respective collective bargaining agreement. Some collective bargaining agreements provide for discretionary profit sharing contributions. At December 31, 2002, the Plan had a profit sharing contribution receivable of approximately $118 thousand. Plan participants who are eligible for profit sharing contributions do not have to contribute to the Plan to receive a profit sharing contribution.

      PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, allocations of Company discretionary contributions, if applicable, any rollover contributions made by the participant and Plan earnings, and charged with an allocation of administration expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      INVESTMENTS - Participants direct the investment of their contributions into various investment options offered by the Plan.

      VESTING - Participants are fully vested in their contributions as of their entrance date to the Plan. Participants vest in Company matching contributions according to their respective collective bargaining agreements.

      PARTICIPANT LOANS - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined under the Plan. Principal and interest is paid ratably through payroll deductions.

      PAYMENT OF BENEFITS - On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments not to exceed ten years.

 2.   SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF FINANCIAL PRESENTATION - The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, as of the date of the financial statements. Actual results could differ from those estimates.

      MARKET RISK - The Plan provides for investments in various investment securities, including concentrations of CenterPoint Energy, Inc. (closed to new investment) and the Company common stock, which are exposed to certain risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the value of investment securities could occur in the near term, and these changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

      ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan, are paid by either the Plan or the Plan's sponsor, as provided in the Plan document.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at December 31, 2002. Units of the Retirement Savings Trust are valued at net asset value at December 31, 2002. The Company stock fund is valued at the December 31, 2002 unit closing price (comprised of the December 31, 2002 market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

      Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

3.    ASSETS TRANSFERRED INTO THE PLAN

      Effective January 1, 2002, the Reliant Energy New Jersey Holdings, LLC Savings Plan for IBEW Local 327, Reliant Energy Mid-Atlantic Savings Plan for IBEW Local 459, and Reliant Energy Mid-Atlantic Power Holdings, LLC Savings Plan for IBEW Local 777 (collectively, the "REMA Union Plans") merged into the Plan. As a result, approximately $13 million in assets of the REMA Union Plans transferred into the Plan. During 2002, approximately $3 million in plan assets of the CenterPoint Energy, Inc. Savings Plan that related to account balances of the Company employees transferred into the Plan. This transfer was the result of the September 30, 2002 distribution of all of the 240 million shares of the Company's common stock that CenterPoint Energy, Inc. owned to its shareholders of record as of the close of business on September 20, 2002.

4.    INVESTMENTS

      Plan assets are held at Vanguard Fiduciary Trust Company (the "Trustee"). The following presents investments that represent 5% or more of the Plan's assets at December 31, 2002:

      Columbia Small Cap Fund, Inc,                                  $1,075,577
      Fidelity Securities Fund: Fidelity Dividend Growth Fund         1,719,319
      Neuberger Berman Genesis Trust                                  2,379,855
      PIMCO Funds: Pacific Investment Mgmt. Series: Total Return      1,945,620
      Vanguard 500 Index Fund Investor Shares                         1,230,317
      Vanguard Growth Equity Fund                                     1,577,847
      Vanguard LifeStrategy Moderate Growth Fund                      1,253,173
      Vanguard Retirement Savings Trust                               3,906,857
      Reliant Resources Stock Fund                                    1,369,353

      During 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

      Mutual funds                                        $ (2,565,026)
      Common stocks                                            279,741
                                                          ------------
                                                          $ (2,285,285)
                                                          ============

5.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants would become 100 percent vested in their account.

6.    RELATED PARTY TRANSACTIONS

      The plan invests in shares of mutual funds managed by an affiliate of the trustee. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.    TAX STATUS

      The Plan is subject to ERISA and certain provisions of the Code and is intended to qualify under Section 401(a) of the Code. The Company had applied for, but has not yet received, a determination letter from the Internal Revenue Service indicating that the Plan and related trust are designed in accordance with the applicable sections of the Code. However, management believes that the Plan is currently designed and operating in compliance with the applicable requirements of the Code.

RELIANT RESOURCES, INC. UNION SAVINGS PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) As of December 31, 2002

EIN 76-0655566

( a )                ( b )                                   ( c )                            ( d )            ( e )
-------------------------------------------------------------------------------------------------------------------------
                                               Description of investment including
     Identity of issue, borrower, lessor or     maturity date, rate of interest,
              similar party                     collateral, par, or maturity value             Cost         Current value
-------------------------------------------------------------------------------------------------------------------------
  *  American Funds EuroPacific Growth           Registered Investment Company                  (1)         $    408,708
  *  American Funds New Perspective              Registered Investment Company                  (1)               13,425
  *  American Funds Growth Fund America          Registered Investment Company                  (1)               19,341
  *  Artisan International                       Registered Investment Company                  (1)               10,130
  *  Columbia Small Cap Fund, Inc.               Registered Investment Company                  (1)            1,075,577
  *  Davis New York Venture                      Registered Investment Company                  (1)               17,804
  *  Dodge & Cox Balanced Fund                   Registered Investment Company                  (1)              412,413
  *  Fidelity Securities Fund: Dividend Growth
     Fund                                        Registered Investment Company                  (1)            1,719,319
  *  Oakmark Fund                                Registered Investment Company                  (1)              110,163
  *  Janus Worldwide Fund                        Registered Investment Company                  (1)              692,718
  *  Neuberger Berman Genesis Trust              Registered Investment Company                  (1)            2,379,855
  *  PIMCO Funds: Pacific Investment Mgmt.
     Series: Total Return                        Registered Investment Company                  (1)            1,945,620
  *  T. Rowe Equity Income Advisor               Registered Investment Company                  (1)               25,136
  *  T. Rowe Small Cap Advisor                   Registered Investment Company                  (1)               47,345
  *  Gabelli Growth Fund                         Registered Investment Company                  (1)                7,802
  *  Vanguard 500 Index Fund Investor Shares     Registered Investment Company                  (1)            1,230,317
  *  Vanguard Capital Opportunity                Registered Investment Company                  (1)               76,955
  *  Vanguard Growth Equity Fund                 Registered Investment Company                  (1)            1,577,847
  *  Vanguard LifeSt Conserv Growth              Registered Investment Company                  (1)               54,798
  *  Vanguard LifeSt Growth Fund                 Registered Investment Company                  (1)              120,400
  *  Vanguard LifeStrategy Moderate Growth Fund  Registered Investment Company                  (1)            1,253,173
  *  Vanguard PRIMECAP Fund                      Registered Investment Company                  (1)               46,319
  *  Vanguard Total Bond Mkt Index               Registered Investment Company                  (1)              240,287
  *  Vanguard Total Stock Mkt Inv                Registered Investment Company                  (1)                1,202
  *  Vanguard Windsor II Fund Inv                Registered Investment Company                  (1)              248,275
  *  Vanguard Retirement Savings Trust           Common/Collective Trust                        (1)            3,906,857
  *  CenterPoint Energy Stock                    Company Stock Fund                             (1)              933,930
  *  Reliant Resources Stock Fund                Company Stock Fund                             (1)            1,369,353
  *  Participant Loans                           Interest rates between 5.25% - 10.50%          (1)              590,443
                                                                                                            ------------
     Total assets held for investment purposes                                                              $ 20,535,512
                                                                                                            ============

----------

*    Party in interest.
(1) Cost information has been omitted because all investments are participant-directed.

                                    SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Reliant Resources, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         RELIANT RESOURCES, INC. UNION SAVINGS
                                         PLAN


                                         By  /s/  JAMES A. AJELLO
                                             ---------------------------------
                                             James A. Ajello, Chairman of the
                                             Benefits Committee of Reliant
                                             Resources, Inc., Plan Administrator

June 27, 2003

                                 EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
23.1              Independent Auditors' Consent - Deloitte & Touche LLP

99.1              Section 906 Certification of James A. Ajello